Prenetics Announces Second Quarter 2024 Financial Results

Cost Optimization Boosted Gross Margin by 21.7% YoY in H1 2024
Enters U.S. Health Market in October with IM8, a New Health and Wellness brand
Re-affirms Revenue Target to Exceed US$33 million for FY 2024

CHARLOTTE, N.C., October 7, 2024 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading health sciences company, today announced unaudited financial results for the second quarter ended June 30, 2024, along with recent business updates.

Second Quarter 2024 Financial Highlights
•Revenue from continuing operations of US$5.9 million, as compared to US$6.5 million in the second quarter 2023 attributable to clinical segment revenues, which are anticipated in the latter half of the year.
•Gross profit from continuing operations of US$3.8 million, an increase of 23.6% as compared to the second quarter 2023.
•Gross margin of continuing operations increased to 63.4% from 46.8% in the second quarter 2023 driven by operational efficiencies, better pricing strategies, and cost optimization measures.
•Adjusted EBITDA1 loss from continuing operations of US$5.5 million, an improvement of 24.9% as compared to the second quarter 2023.
•Cash and other short-term assets2 of US$78.7 million and debt-free as of June 30, 2024.
•Insighta3, our early cancer detection joint venture with Professor Dennis Lo, had a cash balance of US$80.5 million on its balance sheet and debt-free as of June 30, 2024.

First Half 2024 Financial Highlights
•Revenue from continuing operations of US$12.4 million, an increase of 8.0% as compared to the first half 2023.
•Gross profit from continuing operations of US$7.6 million, expanded by 67.6% as compared to the first half 2023.
•Gross margin of continuing operations of 61.1%, up from 39.4% in the first half 2023.
•Adjusted EBITDA loss from continuing operations of US$9.6 million, an improvement of 42.3% as compared to the first half 2023.

Second Quarter 2024 and Subsequent Operational Updates
•IM8 is fully prepared for a successful launch in October, with all marketing and operational plans in place.
•Completed the acquisition of Europa Sports establishing IM8’s diverse distribution capabilities to include a brick-and-mortar network and a 3PL logistics platform.
•CircleDNA and ACT Genomics are on track to achieve business-unit breakeven by the second half of 2025.
•In September, Insighta commenced a 1,500 person clinical trial for early Liver cancer detection.
•Insighta has begun leveraging AI technologies in early cancer detection research and development efforts with considerable progress and results to be announced.
1 Adjusted EBITDA is defined as loss from operations excluding (1) employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) amortization of deferred expenses, (4) acquisition and transaction-related costs, (5) strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
2 Represents current assets, including cash and cash equivalents totaling US$41.2 million, financial assets at fair value through profit or loss of US$10.9 million, and trade receivables of US$4.1 million, amongst other accounting line items under current assets as of June 30, 2024.
3 As of June 30, 2024, we owned 50% shareholding in Insighta, which was accounted for under equity-accounted investee. Equity-accounted investees, totaling US$97.9 million as of June 30, 2024, were classified as non-current assets on our balance sheet.

Management Commentary
Danny Yeung, Chief Executive Officer and Co-Founder, remarked: “We continue to make progress in our strategic initiatives, achieving key milestones, in both our consumer and clinical health divisions. During the second quarter, we remained committed to structuring our business for operational efficiency. This can be recognized by improvements in key metrics as drivers of operating leverage, and highlighted by a 23.6% improvement in gross profit as we narrowed our adjusted EBITDA loss by 24.9% from the prior year.

We are excited about the future as we prepare for the highly anticipated U.S. launch of IM8, our health and wellness brand. Our recent Europa acquisition provides a strong foundation and extensive global distribution network as a tailwind for IM8 to make a meaningful impact in the health and wellness market. We remain fully committed to driving growth and innovation while focusing on long-term value creation for our shareholders.”

About Prenetics
Prenetics (NASDAQ:PRE), a leading health sciences company, is dedicated to advancing consumer and clinical health. Our consumer initiative is led by IM8, a new health and wellness brand and Europa, one of the largest sports distribution companies in the USA. Our clinical division is led by Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, focused on multi-cancer early detection technologies. This is followed by ACT Genomics, which has achieved FDA clearance for comprehensive genomic profiling of solid tumors, and CircleDNA, which uses NGS to offer comprehensive DNA tests. Each of Prenetics’ units synergistically enhances our global impact on health, embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us

Angela Cheung
Investor Relations / Corporate Finance
Prenetics Global Limited
angela.hm.cheung@prenetics.com

Basis of Presentation
Unaudited Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA loss from continuing operations. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) Amortization of deferred expenses, (4) Acquisition and transaction-related costs, (5) Strategic realignment and discontinued products impact, and (6) finance income and exchange gain or loss, net — items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.
In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	June 30,	March 31,	December 31,
	2024	2024	2023
Assets
Property, plant and equipment	$4,745,228	$4,585,957	$5,777,794
Intangible assets	12,455,997	13,169,672	13,424,648
Goodwill	29,170,123	29,170,123	29,170,123
Interests in equity-accounted investees	97,875,233	98,244,733	98,464,875
Financial assets at fair value through profit or loss	9,371,064	9,371,064	9,371,064
Deferred tax assets	27,627	27,630	27,680
Deferred expenses	—	1,483,348	3,530,756
Other non-current assets	968,525	948,811	743,173
Non-current assets	154,613,797	157,001,338	160,510,113
Deferred expenses	7,710,439	8,272,025	8,312,890
Inventories	2,878,258	2,815,607	3,126,776
Trade receivables	4,086,030	4,106,052	4,058,007
Deposits, prepayments and other receivables	11,797,508	5,708,610	5,284,848
Amount due from a related company	2,561	2,556	5,123
Amount due from an equity-accounted investee	120,966	126,177	132,114
Financial assets at fair value through profit or loss	10,893,094	11,034,200	11,034,200
Short-term deposits	—	—	16,000,000
Cash and cash equivalents	41,204,165	54,518,588	45,706,448
Current assets	78,693,021	86,583,815	93,660,406
Total assets	$233,306,818	$243,585,153	$254,170,519
Liabilities
Deferred tax liabilities	$2,238,336	$2,327,331	$2,614,823
Warrant liabilities	311,152	143,264	223,850
Lease liabilities	1,181,457	669,373	867,215
Other non-current liabilities	286,047	464,215	823,345
Non-current liabilities	4,016,992	3,604,183	4,529,233
Trade payables	1,693,564	1,637,568	1,671,019
Accrued expenses and other current liabilities	6,821,131	7,100,324	8,174,815
Contract liabilities	5,480,399	5,542,678	6,111,017
Lease liabilities	1,183,046	1,079,449	1,502,173
Liabilities for puttable financial instrument[4]	15,707,143	14,472,666	14,622,529
Tax payable	7,402,553	7,385,897	7,402,461
Current liabilities	38,287,836	37,218,582	39,484,014
Total liabilities	42,304,828	40,822,765	44,013,247
Equity
Share capital	19,024	18,326	18,308
Reserves	188,225,181	199,425,243	206,339,490
Total equity attributable to equity shareholders of the Company	188,244,205	199,443,569	206,357,798
Non-controlling interests	2,757,785	3,318,819	3,799,474
Total equity	191,001,990	202,762,388	210,157,272
Total equity and liabilities	$233,306,818	$243,585,153	$254,170,519

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Six Months Ended
	June 30,	June 30,
	2024	2023
		(Restated)
Continuing operations
Revenue	$12,354,929	$11,435,274
Direct costs	(4,804,011)	(6,930,184)
Gross profit	7,550,918	4,505,090
Other income and other net gain	1,500,009	2,163,949
Selling and distribution expenses[5]	(4,314,911)	(4,672,935)
Research and development expenses[5]	(5,756,508)	(5,826,315)
Administrative and other operating expenses[5]	(18,747,383)	(25,911,191)
Loss from operations	(19,767,875)	(29,741,402)
Fair value loss on financial assets at fair value through profit or loss	(141,106)	(3,944,407)
Fair value (loss)/gain on warrant liabilities	(87,302)	1,752,746
Share of loss of equity-accounted investees	(579,943)	(225,284)
Other finance costs	(43,818)	(85,243)
Loss before taxation	(20,620,044)	(32,243,590)
Income tax credit	375,172	152,655
Loss from continuing operations	(20,244,872)	(32,090,935)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[6]	47,545	(1,090,255)
Loss for the period	(20,197,327)	(33,181,190)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(770,420)	1,157,683
Total comprehensive income for the period	$(20,967,747)	$(32,023,507)
Loss attributable to:
Equity shareholders of Prenetics	$(19,290,049)	$(32,206,003)
Non-controlling interests	(907,278)	(975,187)
	$(20,197,327)	$(33,181,190)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(19,926,058)	$(30,533,737)
Non-controlling interests	(1,041,689)	(1,489,770)
	$(20,967,747)	$(32,023,507)
Loss per share:
Basic	(1.58)	(3.04)
Diluted	(1.58)	(3.04)
Loss per share - Continuing operations:
Basic	(1.58)	(2.94)
Diluted	(1.58)	(2.94)
Weighted average number of common shares:
Basic	12,219,121	10,577,069
Diluted	12,219,121	10,577,069

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2024	2023
			(Restated)
Continuing operations
Revenue	$5,941,532	$6,413,397	$6,511,239
Direct costs	(2,173,260)	(2,630,751)	(3,462,245)
Gross profit	3,768,272	3,782,646	3,048,994
Other income and other net gain	752,118	747,891	1,086,858
Selling and distribution expenses[5]	(2,416,438)	(1,898,473)	(2,171,661)
Research and development expenses[5]	(3,025,458)	(2,731,050)	(2,592,777)
Administrative and other operating expenses[5]	(9,687,454)	(9,059,929)	(14,221,382)
Loss from operations	(10,608,960)	(9,158,915)	(14,849,968)
Fair value loss on financial assets at fair value through profit or loss	(141,106)	—	(3,944,407)
Fair value (loss)/gain on warrant liabilities	(167,888)	80,586	492,470
Share of loss of equity-accounted investees	(363,698)	(216,245)	(112,533)
Other finance costs	(27,479)	(16,339)	(41,399)
Loss before taxation	(11,309,131)	(9,310,913)	(18,455,837)
Income tax credit	89,234	285,938	72,000
Loss from continuing operations	(11,219,897)	(9,024,975)	(18,383,837)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax[6]	74,160	(26,615)	(3,823,613)
Loss for the period	(11,145,737)	(9,051,590)	(22,207,450)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(339,976)	(430,444)	1,794,185
Total comprehensive income for the period	$(11,485,713)	$(9,482,034)	$(20,413,265)
Loss attributable to:
Equity shareholders of Prenetics	$(10,721,954)	$(8,568,095)	$(21,807,573)
Non-controlling interests	(423,783)	(483,495)	(399,877)
	$(11,145,737)	$(9,051,590)	$(22,207,450)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(10,924,679)	$(9,001,379)	$(20,037,819)
Non-controlling interests	(561,034)	(480,655)	(375,446)
	$(11,485,713)	$(9,482,034)	$(20,413,265)
Loss per share:
Basic	$(0.88)	$(0.70)	$(2.06)
Diluted	(0.88)	(0.70)	(2.06)
Loss per share - Continuing operations:
Basic	(0.88)	(0.70)	(1.70)
Diluted	(0.88)	(0.70)	(1.70)
Weighted average number of common shares:
Basic	12,222,337	12,215,904	10,597,565
Diluted	12,222,337	12,215,904	10,597,565

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA loss from continuing operations (Non-IFRS)

	Six Months Ended
	June 30,	June 30,
	2024	2023
		(Restated)
Loss from operations from continuing operations under IFRS	$(19,767,875)	$(29,741,402)
Employee equity-settled share-based payment expenses	3,472,846	6,284,469
Depreciation and amortization	3,153,324	3,402,363
Amortization of deferred expenses	4,133,207	4,002,301
Acquisition and transaction-related costs	798,310	—
Strategic realignment and discontinued products impact	37,284	1,421,718
Finance income, exchange gain or loss, net	(1,394,783)	(1,944,734)
Adjusted EBITDA loss from continuing operations (Non-IFRS)	$(9,567,687)	$(16,575,285)

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2024	2023
			(Restated)
Loss from operations from continuing operations under IFRS	$(10,608,960)	$(9,158,915)	$(14,849,968)
Employee equity-settled share-based payment expenses	1,535,578	1,937,268	3,343,485
Depreciation and amortization	1,433,769	1,719,555	1,605,373
Amortization of deferred expenses	2,044,934	2,088,273	3,077,902
Acquisition and transaction-related costs	798,310	—	—
Strategic realignment and discontinued products impact	28,994	8,290	499,357
Finance income, exchange gain or loss, net	(694,194)	(700,589)	(944,603)
Adjusted EBITDA loss from continuing operations (Non-IFRS)	$(5,461,569)	$(4,106,118)	$(7,268,454)

—————————————————————————
4 In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

5 Includes equity-settled share-based payment expenses from continuing operations as follows:

	Six Months Ended
	June 30,	June 30,
	2024	2023
		(Restated)
Direct costs	$1,021	$—
Selling and distribution expenses	1,463	103,868
Research and development expenses	1,568,844	1,360,896
Administrative and other operating expenses	1,855,743	4,778,170
Total equity-settled share-based payment expenses	$3,427,071	$6,242,934

	Three Months Ended
	June 30,	March 31,	June 30,
	2024	2024	2023
			(Restated)
Direct costs	$440	$581	$—
Selling and distribution expenses	410	1,053	58,613
Research and development expenses	810,450	758,394	874,389
Administrative and other operating expenses	699,991	1,155,752	2,387,126
Total equity-settled share-based payment expenses	$1,511,291	$1,915,780	$3,320,128

6 We ceased our COVID-19 testing business entirely in 2023 Q2, and other DNA testing operations in the EMEA regions in 2023 Q4. As a result, COVID-19 testing business and the operations in the EMEA regions are reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income.